August 2, 2010
United States Securities and Exchange Commission
Attn: Mr. John Reynolds, Assistant Director
Division of Corporation Finance
Office of Beverages, Apparel and Health Care Services
100 F Street, North East
Washington, D.C. 20549
Dear Mr. Reynolds:
We have received your letter dated July 20, 2010, commenting on your review of our Form 10-K for the fiscal year ended January 30, 2010, and our Form 8-K filed on March 10, 2010. Please find a summation of your comments with our responses below.
Form 10-K for Fiscal Year End January 30, 2010
Management’s Discussion and Analysis
1.	We note the extensive discussion of your business and detailed profit and loss table comprising the first four pages of your Management’s Discussion and Analysis. Your introduction also highlights positive aspects of your business, including disclosure that you “successfully build a connection with [y]our customers,” “creat[e] a great shopping experience,” and are “one of the largest premium retailers.” Please revise your overview in future filings to provide a brief and balanced description of the most important matters on which your executives focus in evaluating financial condition and operating performance. We note, for example, the two paragraphs under “Key 2009 Events,” which appear to present all or some of the most important matters.

We will revise our overview in future filings as requested, starting with our Form 10-Q for the period ended July 31, 2010.

2.	Additionally, we note the ratios and definitions provided for return on equity, return on net assets, and return on invested capital. It is unclear if and how you use these measures to manage the company. With a view to clarifying disclosure in future filings, advise us if these are key performance indicators that you use to manage the company and, if so, explain how they are used.

We use return on invested capital as a means to measure our efficiency at allocating capital under our control toward profitable investments, and the metric is a component of the long-term cash incentive award calculation for certain senior executives. We do not regularly use return on equity or return on net assets as measures to manage the Company; however, we do believe that these ratios provide useful information to investors regarding our profitability, financial condition and results of operations. We will add clarifying disclosures to future filings, starting with our Form 10-K for the period ending January 29, 2011, in order to explain how we use return on invested capital as a measure to manage the Company and why we furnish return on equity and return on net asset information.
Financial Statements
General
3.	We note your disclosure on page 5 that you have entered into franchising arrangements to open several Payless ShoeSource stores internationally (i.e. Middle

East, Philippines, Russia). Please address the following related to such arrangements:
•	Please describe the nature of your relationship with your franchisees and provide us with a courtesy copy of a standard franchise agreement.

Under the terms and conditions of our standard franchise agreement form, we grant franchisees rights to develop and operate Payless ShoeSource stores within a defined geographic area in exchange for certain fees which are negotiated on a case-by-case basis. The terms of future franchise agreements may vary depending upon the economics of each transaction and local laws.

As you have requested, under separate cover, we are supplementally providing to you a copy of a standard franchising agreement form under Rule 12b-4 under the Securities Exchange Act of 1934. If the materials are not returned to the Company as requested, we hereby request confidential treatment of the supplemental information. This confidential treatment request is made under the Freedom of Information Act (the “FOIA”) pursuant to Title 17 C.F.R. Section 200.83. It is our understanding that, pursuant to the FOIA regulations, (i) no determination as to the merits of our request for confidential treatment will be made at this time, and (ii) if the Staff receives a request for any of the information subject to the request for confidential treatment, we will be notified and provided with the opportunity to substantiate our request for confidential treatment. Any questions relating to the request for confidential treatment, and all notice issued with respect thereto, should be directed to us to the attention of General Counsel.

•	Please tell us how you accounted for such arrangements, including how you plan to recognize revenue related to these franchises.

For the fiscal year ended January 30, 2010, we recognized less than $2 million of revenue related to our franchise arrangements. We will affirmatively disclose in future filings that our franchise revenues are not significant and, in the event they do become significant, we will expand our revenue recognition discussion and related disclosures to specifically address franchise operations.

We account for our franchise arrangements using the guidance provided under ASC-952-605-25. Below is a summary of our accounting treatment related to the key economic components of our current franchise agreements:

Preliminary Expenses — We account for nonrefundable initial franchise fees in accordance with ASC-952-605-25-5 and recognize such fees as revenue when all of our material services or conditions have been substantially performed or satisfied. These fees have represented reimbursement for such expenses which may include attorney fees, consultation fees, depreciation of information systems, travel and payroll. Our substantial obligations under our standard franchise agreement relate to the area franchise and do not depend on the number of individual franchises to be established.

Store Design Fees — We account for store design fees in accordance with ASC-952-605-25-1, and therefore recognize such fees as revenue upon the opening of each store when all material services or conditions have been substantially performed or satisfied.
Sale of Authorized Products — We purchase product for the franchisee and resell to them at our cost. We believe this scenario should be accounted for under ASC-952-605-25-16. As we do not make any profit directly on the sale, we account for such transactions as receivables and payables on our balance sheet and not as revenue and costs or expenses.

Royalty Fees — In accordance with ASC-952-605-25-12, we record continuing franchise fees as revenue as the fees are earned and become receivable from the franchisee.

•	Please tell us if your franchised stores and their results are included in your metrics listed on pages 26, 33 and throughout your Form 10-K (e.g. total stores open at year-end, net sales growth, unit volume, footwear unit volume, etc.).

With the exception of net sales growth, franchised stores and their results are not included in our metrics listed on pages 26, 33 and throughout our Form 10-K. Recognized revenue from our franchising arrangements, accounted for as described above, is included in our net sales growth metric.

•	In connection with the point above, tell us how you plan to include, if applicable, your franchised stores in same-store sales, when such stores have been open for the required time-frame for this metric.

We do not include, and do not currently plan to include, our franchised stores in same-store sales.
Part IV
Item 15. Exhibits
4.	We note that exhibits 10.24 and 10.29 to the Form 10-K appear to exclude some or all schedules, attachments, or exhibits. In your next periodic report, please file these exhibits in their entirety as required by to Item 601(b)(10) of Regulation S-K or advise.

We confirm that we will file complete copies of Exhibits 10.24 and 10.29 including the exhibits and schedules thereto (collectively, the “Exhibits”) with our next periodic filing, subject to any request for confidential treatment for certain information. At the time of filing, we expect to seek confidential treatment for some of the information contained in the Exhibits pursuant to Rule 24b-2 under the Securities Exchange Act of 1934.
Form 8-K filed March 10, 2010
5.	We note that you have presented several alternative income statements which exclude certain items recorded in your GAAP-basis Statements of Income. These represent full non-GAAP income statements which do not appear to be consistent with Regulation G. Please confirm in future Exchange Act filings you will remove such presentation or tell us why you believe it is appropriate. For additional guidance, refer to question 102.10 of the Compliance & Disclosure Interpretations regarding Non-GAAP Financial Measures.

In future filings, we will provide reconciliations of any non-GAAP financial measure to the most directly comparable GAAP financial measure, rather than providing full non-GAAP income statements.
In addition, we acknowledge the following:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff Comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions regarding our responses, please contact me at (785) 295-6059.
Regards,
/s/ Douglas G. Boessen
Douglas G. Boessen
Division Senior Vice President
Chief Financial Officer and Treasurer

cc	Matthew E. Rubel Michael J. Massey